

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2018

R. Scott Struthers, Ph.D.
President and Chief Executive Officer
Crinetics Pharmaceuticals, Inc.
10222 Barnes Canyon Road, Bldg. #2
San Diego, California 92121

      Re: Crinetics Pharmaceuticals, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed July 9, 2018
          File No. 333-225824

Dear Dr. Struthers:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and/or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and/or the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

The Offering, page 7

1.   Although you disclose here and throughout your filing that you assume the automatic conversion of preferred stock into common stock immediately prior to the closing of your offering, it appears that you may not meet the offering price criterion or the exchange listing criterion as identified in Note 4 on page F-16. Please represent to us that in the event these criteria are not met that you will receive the affirmative election of at least a majority of your preferred stockholders to effect automatic conversion.

You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                                Division of Corporation Finance
                                                                Office of Healthcare & Insurance

cc: Cheston J. Larson - Latham & Watkins LLP